Exhibit 99.1

Financial Statements for the Recently Acquired Stat Health Service, Inc. (“StatDoc”)

Contents

Overview	1
Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2015	2
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2014	4
Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2014	6
StatDoc’s Unaudited Financial Statements as of June 17, 2015 and December 31, 2014 and for the periods from January 1, 2015 to June 17, 2015 (date of merger) and the six months ended June 30, 2014	8
StatDoc’s Audited Financial Statements as of December 31, 2014 and for the year ended December 31, 2014	25

Overview

On May 22, 2015, the Company and Stat Health Service, Inc. (“StatDoc”) executed an Agreement and Plan of Merger. The acquisition of StatDoc closed on June 17, 2015.  StatDoc is a telemedicine provider, focused on managed care, health system and self-insured clients. The aggregate purchase price of the acquisition was $30.1 million, comprised of $13.3 million of cash and $16.8 million of its common stock (or 1,051,033 shares), subject to post-closing working capital adjustments as defined in the Agreement and Plan of Merger governing the acquisition.

As of the date of this document, we have performed the preliminary estimates of the fair market value of the StatDoc assets acquired and liabilities assumed and the related allocations of purchase price. Accordingly, we have made certain adjustments to the historical book values of the assets and liabilities of StatDoc to reflect preliminary estimates of the fair value of intangible assets acquired with the residual excess of the purchase price over the historical net assets of StatDoc recorded as goodwill and intangible assets. Actual results may differ from those reflected in the unaudited pro forma financial statements once we finalize the required purchase price allocations and other acquisition related adjustments for StatDoc. There can be no assurances that such finalization will not result in material changes.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2015

The following unaudited pro forma consolidated statement of operations has been derived from the unaudited consolidated financial statements of Teladoc for the six months ended June 30, 2015, and the unaudited financial statements of StatDoc for the period January 1, 2015 to June 17, 2015. The unaudited pro forma consolidated statement of operations has been adjusted for the acquisition of StatDoc as if it had been completed on January 1, 2015. The pro forma adjustments are based on the best information available and certain assumptions that management believes are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma financial information. The unaudited pro forma consolidated statement of operations is presented for illustrative and informative purposes only and is not intended to represent or be indicative of what our results of operations would have been had the acquisition of StatDoc actually occurred on the date indicated. The unaudited pro forma consolidated statement of operations should be read in conjunction with the information contained in our unaudited consolidated financial statements included elsewhere in this quarterly report. The unaudited pro forma statement of operations also should not be considered representative of our future results of operations. The transaction has been accounted for as an acquisition of StatDoc.

Teladoc For the six months ended June 30, 2015	StatDoc For the period from January 1, 2015 to June 17, 2015	Adjustments Unaudited	For the six months ended June 30, 2015 Pro Forma Unaudited
Revenue	$34,771	$1,699	$—	$36,470
Cost of revenue	10,074	826	—	10,900
Gross profit	24,697	873	—	25,570
Operating expenses:
Advertising and marketing	9,071	396	—	9,467
Sales	8,079	997	—	9,076
Technology and development	6,109	666	—	6,775
General and administrative	28,456	3,044	(1,811	)(A)	29,689
Depreciation and amortization	1,826	38	605	(B)	2,469
Loss from operations	(28,844)	(4,268)	1,206	(31,906)
Other income	—	39	—	39
Interest income (expense), net	(1,210)	—	—	(1,210)
Net loss before taxes	(30,054)	(4,229)	1,206	(33,077)
Income tax benefit	(287)	—	—	(287)
Net loss	$(29,767	$(4,229)	$1,206	(C)	$(32,790)
Per share data:
Net loss per share, basic and diluted	$(13.13)	$(10.13)
Weighted-average shares used to compute basic and diluted net loss per share	2,266,959	3,236,697	(D)
Pro forma net loss per share, basic and diluted	$(0.80)	$(0.86)
Weighted-average shares used to compute basic and diluted pro forma net loss per share	37,204,901	(F)	38,174,638	(E)

See accompanying notes to unaudited pro forma consolidated statement of operations.

Notes to Unaudited Pro Forma Consolidated Statement of Operations for the Six Months Ended June 30, 2015:

(A)                               Reflects costs incurred for contract termination expenses of $631 and merger expenses of $1,180 associated with the merger with Teladoc.

(B)                               Reflects the estimated additional amortization of $605 as a result of increasing the value of StatDoc’s intangible assets including client lists, non-compete agreements and technology based on the preliminary valuation and estimated useful lives.

(C)                               Reflects the impact of the pro forma adjustments to the consolidated net loss.

(D)                               Reflects the issuance of 1,051,033 shares of Teladoc common stock at a par value of $0.001 for the acquisition of StatDoc as if it had been completed on January 1, 2015.

(E)                                Reflects the issuance of 1,051,033 shares of Teladoc common stock at a par value of $0.001 for the acquisition of StatDoc as if it had been completed on January 1, 2015.

(F)                                 Pro forma basic and diluted net loss per share were computed to give effect to the IPO in which the Company issued and sold 9,487,500 shares of common stock and the conversion of the Preferred Stock into 25,450,440 shares of common stock of the Company using the if-converted method as though the conversion and reclassification had occurred as of the beginning of the first period presented or the original date of issuance, if later.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014

The following unaudited pro forma consolidated statement of operations and pro forma consolidated balance sheet have been derived from the audited consolidated financial statements of Teladoc for the year ended December 31, 2014, and the audited financial statements of StatDoc for the year ended December 31, 2014. The unaudited pro forma consolidated financial information has been adjusted for the acquisition of StatDoc as if it had been completed on January 1, 2014 in the case of unaudited pro forma consolidated statement of operations, and December 31, 2014, in the case of the unaudited pro forma consolidated balance sheet. The pro forma adjustments are based on the best information available and certain assumptions that management believes are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma financial information. The unaudited pro forma consolidated statement of operations is presented for illustrative and informative purposes only and is not intended to represent or be indicative of what our results of operations or financial position would have been had the acquisition of StatDoc actually occurred on the date indicated. The unaudited pro forma consolidated financial information should be read in conjunction with the information contained in our unaudited consolidated financial statements included elsewhere in this quarterly report. The unaudited pro forma consolidated financial information also should not be considered representative of our future results of operations. The transaction has been accounted for as an acquisition of StatDoc. Under the acquisition method of accounting, with respect to the acquisition, the purchase price was allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective estimated fair market values with any excess purchase price allocated to goodwill. As of the date of this quarterly report, the preliminary valuation studies for StatDoc had occurred and the estimated fair market value of the assets acquired and liabilities assumed and the related allocations of purchase price are based on the actual net tangible and intangible assets that existed as of the closing date of the acquisition.

Teladoc For the year ended December 31, 2014	StatDoc For the year ended December 31, 2014	Adjustments Unaudited	For the year ended December 31, 2014 Pro Forma Unaudited
Revenue	$43,528	$2,317	$—	$45,845
Cost of revenue	9,929	460	—	10,389
Gross profit	33,599	1,857	—	35,456
Operating expenses:
Advertising and marketing	7,662	481	—	8,143
Sales	11,571	1,064	—	12,635
Technology and development	7,573	1,011	—	8,584
General and administrative	19,623	2,547	—	22,170
Depreciation and amortization	2,320	81	1,335	(A)	3,736
Loss from operations	(15,150)	(3,327)	(1,335)	(19,812)
Other income	—	83	—	83
Interest income (expense), net	(1,499)	—	—	(1,499)
Net loss before taxes	(16,649)	(3,244)	(1,335)	(21,228)
Income taxes	388	—	—	388
Net loss	$(17,037)	$(3,244)	$(1,335	)(B)	$(21,616)
Per share data:
Net loss per share, basic and diluted	$(10.25)	$(7.17)
Weighted-average shares used to compute basic and diluted net loss per share	1,962,845	3,013,878	(C)

See accompanying notes to unaudited pro forma consolidated statement of operations.

Notes to Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2014:

(A)                               Reflects the estimated additional amortization of $1,335 as a result of increasing the value of StatDoc’s intangible assets including client lists, non-compete agreements and technology based on the preliminary valuation and estimated useful lives.

(B)                               Reflects the impact of the pro forma adjustments to the consolidated net loss.

(C)                               Reflects the issuance of 1,051,033 shares of Teladoc common stock at a par value of $0.001 for the acquisition of StatDoc as if it had been completed on January 1, 2014.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2014

	Teladoc As of December 31, 2014	StatDoc As of December 31, 2014	Adjustments Unaudited		As of December 31, 2014 Pro Forma Unaudited
	(in thousands, except share and per share information)
Assets
Current assets:
Cash and cash equivalents	$46,436	$1,509	$(13,277	)(A)	$34,668
Accounts receivable, net	6,839	193	—		7,032
Due from officer	253	34	—		287
Prepaid expenses and other current assets	1,122	7	—		1,129
Deferred taxes	12	—	—		12
Total current assets	54,662	1,743	(13,277)		43,128
Property and equipment, net	1,065	35	—		1,100
Goodwill	28,454	—	21,449	(B)	49,903
Intangible assets, net	7,530	118	7,250	(C)	14,898
Other assets	296	29	—		325
Total assets	$92,007	$1,925	$15,422		$109,354
Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$2,210	$363	$—		$2,573
Accrued expenses and other current liabilities	6,623	209	—		6,832
Accrued compensation	3,358	—	—		3,358
Long term bank and other debt—current	833	—	—		833
Total current liabilities	13,024	572	—		13,596
Other liabilities	62	—	—		62
Deferred taxes	494	—	—		494
Long term bank and other debt	25,196	—	—		25,196
Commitments and contingencies
Convertible preferred stock	117,914	17,638	(17,638	)(D)	117,914
Redeemable common stock	2,852	—	—		2,852
Stockholders’ equity (deficit):
Common stock	2	2	(1	)(E)	3
Additional paid-in capital	4,953	2,904	13,870	(F)	21,727
Accumulated deficit	(72,490)	(19,191)	19,191	(G)	(72,490)
Total stockholders’ deficit	(67,535)	(16,285)	33,060		(50,760)
Total liabilities, convertible preferred stock and stockholders’ deficit	$92,007	$1,925	$15,422		$109,354

See accompanying notes to unaudited pro forma consolidated balance sheet.

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(A)                               Represents the preliminary cash purchase price of StatDoc that is intended to be paid in conjunction with the acquisition.

(B)                               Represents preliminary goodwill that will be recognized by StatDoc in conjunction with the acquisition by Teladoc.

(C)                               Reflects the preliminary increase in value of StatDoc’s intangible assets including client lists, non-compete agreements and technology based on the preliminary valuation report.

(D)                               Reflects convertible preferred stock of StatDoc that will be eliminated in conjunction with the acquisition.

(E)                                Reflects the issuance of 1,051,033 shares of common stock of Teladoc at a par value of $0.001 ($1) for the acquisition of StatDoc, less $2 of common stock of StatDoc that will be eliminated in conjunction with the acquisition.

(F)                                 Reflects the issuance of 1,051,033 shares of common stock of Teladoc at a par value of $0.001 ($16,774) for the acquisition of StatDoc, less $2,904 of additional paid-in capital of StatDoc that will be eliminated in conjunction with the acquisition.

(G)                               Reflects accumulated deficit of StatDoc that will be eliminated in conjunction with the acquisition.

Stat Health Services Inc.

Financial Statements

As of June 17, 2015 and December 31, 2014 and

for the periods from January 1, 2015 to June 17, 2015 (date of merger) and the six months ended June 30, 2014

Stat Health Services Inc.

Balance Sheets

	June 17, 2015	December 31, 2014
	(unaudited)
Assets
Cash and cash equivalents	$360,283	$1,508,819
Accounts receivable, net of allowance of $13,629 and $0, respectively	380,270	193,240
Accounts receivable from significant shareholders and affiliates	42,907	34,358
Prepaid expenses and other current assets	34,336	6,726
Total current assets	817,796	1,743,143

Property and equipment, net	37,610	34,595
Intangible assets, net	88,388	117,851
Notes receivable from employees	—	21,100
Other assets	11,639	7,877
Total assets	$955,433	$1,924,566

Liabilities, convertible preferred stock and stockholders’ deficit
Accounts payable	$745,443	$208,247
Accounts payable to significant shareholders and affiliates	1,011,792	155,072
Accrued expenses	1,010,956	38,326
Deferred income	228,636	170,087
Total current liabilities	2,996,827	571,732

Commitments and Contingencies

Convertible Preferred Stock-Series A - $0.001 par value, 23,000,000 shares authorized as of June 17, 2015 and December 31, 2014, and 22,602,794 shares issued and outstanding as of June 17, 2015 and December 31, 2014	17,637,905	17,637,905

Stockholders’ deficit
Common Stock - $0.001 par value, 32,000,000 shares authorized and 2,244,367and 2,226,767 shares issued and outstanding as of June 17, 2015 and December 31, 2014	2,244	2,227
Additional paid-in capital	3,738,477	2,903,583
Accumulated deficit	(23,420,020)	(19,190,881)
Total stockholders’ deficit	(19,679,299)	(16,285,071)

Total liabilities, convertible preferred stock and stockholders’ deficit	$955,433	$1,924,566

See accompanying notes to unaudited financial statements.

Stat Health Services Inc.

Statements of Operations
(unaudited)

	For the period from	For the six months
	January 1, 2015 to	ended
	June 17, 2015	June 30, 2014

Revenue	$1,699,198	$978,092
Cost of revenue	826,184	150,191
Gross profit	873,014	827,901

Operating expenses:
Marketing and advertising	395,931	203,337
Selling expenses	996,543	402,433
Technology and development	666,265	454,900
General and administrative	1,233,179	1,772,123
Depreciation and amortization	37,676	33,582
Contract termination expense	631,080	—
Merger expenses	1,180,000	—
Loss from operations	(4,267,660)	(2,038,474)

Other income (expense)
Grant income	38,657	41,665
Interest income	246	907
Interest expense	(382)	(1,297)
Net loss before taxes	(4,229,139)	(1,997,199)

Income taxes	—	—

Net loss	$(4,229,139)	$(1,997,199)

See accompanying notes to unaudited financial statements.

Stat Health Services Inc.

Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

For the periods from January 1, 2015 to ended June 17, 2015 and six months ended June 30, 2014

(unaudited)

	Convertible
	Preferred Stock		Common Stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Total

Balance, January 1, 2014	—	$—	18,191,533	$18,191	$10,683,623	$(10,985,040)	$(283,226)
Issuance of Common Stock	—	—	2,110,000	2,110	18,990	—	21,100
Issuance of Convertible Stock Preferred Stock	4,469,528	3,438,107	—	—	—	—	—
Exchange of Common Stock to Convertible Preferred Stock	18,133,266	14,199,798	(18,133,266)	(18,133)	(9,219,513)	(4,962,152)	(14,199,798)
Stock option exercise	—	—	58,500	59	29,191	—	29,250
Stock-based compensation	—	—	—	—	1,269,476	—	1,269,476
Net loss	—	—	—	—	—	(1,997,199)	(1,997,199)
Balance, June 30, 2014	22,602,794	17,637,905	2,226,767	2,227	2,781,767	(17,944,391)	(15,160,397

Balance, January 1, 2015	22,602,794	17,637,905	2,226,767	2,227	2,903,583	(19,190,881)	(16,285,071)

Warrant exercise	—	—	17,600	17	—	—	17
Stock-based compensation	—	—	—	—	834,894	—	834,894
Net loss	—	—	—	—	—	(4,229,139)	(4,229,139)
Balance, June 17, 2015	22,602,794	$17,637,905	2,244,367	$2,244	$3,738,477	$23,420,020	$19,679,299

See accompanying notes to unaudited financial statements.

Stat Health Services Inc.

Statements of Cash Flows
(unaudited)

	For the period from January 1, 2015 to June 17, 2015	For the six months ended June 30, 2014

Cash flows used in operating activities
Net loss	$(4,229,139)	$(1,997,199)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	37,676	33,582
Stock-based compensation	834,894	1,269,476
Changes in operating assets and liabilities:
Accounts receivable	(195,579)	6,127
Prepaid expenses and other current assets	(27,610)	(19,085)
Notes receivable from employee	21,100	25,000
Other assets	(3,762)	—
Accounts payable	1,393,916	(161,191)
Accrued expenses	972,630	(134,840)
Deferred income	58,549	(122,179)
Net cash used in operating activities	(1,137,325)	(1,100,309)

Cash flows used in investing activities
Purchase of property and equipment	(11,228)	(3,544)

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock	—	3,438,107
Proceeds from exercise of warrants	17	—

Net cash provided by financing activities	17	3,438,107

Net (decrease) increase in cash and cash equivalents	(1,148,536)	2,334,254

Cash and cash equivalents, beginning of period	1,508,819	171,836

Cash and cash equivalents, end of period	$360,283	$2,506,090

Supplemental cash flow information:
Cash paid for interest	$382	$1,297

See accompanying notes to the unaudited financial statements.

Stat Health Services Inc.

Notes to Unaudited Financial Statements

1.  Nature of Business

Stat Health Services Inc. (the “Company”) is a Delaware corporation that provides tele-health services to clients and their customers.

The Company executed an Agreement and Plan of Merger (“Merger”) dated as of May 22, 2015, providing for the Merger of the Company into a wholly owned subsidiary of Teladoc, Inc. (“Teladoc”). Upon the effective date of the Merger, June 17, 2015, the Company merged with and into a wholly owned subsidiary of Teladoc, which subsidiary will continue as the surviving corporation of the merger and the separate existence of the Company ceased.

2. Summary of Significant Accounting Policies

Basis of Preparation

These unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (‘‘GAAP’’) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of the Company’s management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring accruals and adjustments) necessary to present fairly the financial position, results of operations and cash flows of the Company at the dates and for the periods indicated. The interim results for the periods from January 1, 2014 to June 17, 2015 and the six months ended June 30, 2014 are not necessarily indicative of results for the full 2015 and 2014 fiscal year or any other future interim periods. For further information, refer the financial statements and footnotes thereto of the Company included in the Form S-1 of Teladoc for the year ended December 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates, and such differences could be material to the financial position and results of operations. Significant estimates and assumptions affect the allowance for doubtful accounts, the carrying value, capitalization and amortization of software and website development costs, warrants, and the value attributed to stock options.

Revenue Recognition

The Company provides tele-health services to its customers. The Company recognizes a substantial portion of its revenue from contracts that provide clients with subscription access to the Company’s professional provider network of physicians for a fixed monthly fee which entitles the client’s members to consultations with physicians (“visits”) for a per visit fee. The contracts are generally for a one to two year term and automatically renew for additional years.

The Company recognizes revenue for the subscription access service on the date that the services are made available to the client and its members, which is considered the implementation date, provided all of the following criteria are met:

•                  there is an executed subscription agreement;

•                  the member has access to the services;

•                  collection of fees is reasonably assured; and

•                  the amount of fees to be paid by the client and member is fixed and determinable.

Any consultation revenue that is not included in the subscription access service is recognized when the service has been provided to the member by the physician.

Costs of Revenue

Costs of revenue primarily consist of fees paid to the physician network providers and direct costs incurred in connection with the provider network operations.

Selling Expenses

Selling expenses consist principally of sales commissions, employee-related cost and travel.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less from the date of purchase. Cash and cash equivalents generally consist of investments in money market funds and are stated at fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified. Allowance for doubtful accounts was $13,629 at

June 17, 2015. Management determined no allowance was necessary at December 31, 2014.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable. At times, the Company’s deposits in banks may exceed federally insured limits. In addition, other cash equivalents may expose the Company to certain credit risks. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk. The Company assesses the creditworthiness of its customers before extending credit. Accounts receivable are written off only when all efforts to collect the accounts have been exhausted.

For the period from January 1, 2015 to June 17, 2015, two customers represented approximately 26% and 11%, respectively, of total revenue.  One of these customers accounted for approximately 17% of accounts receivable.  For the six months ended June 30, 2014, two customers represented approximately 17% and 14% respectively, of total revenue. One of these customers accounted for approximately 37% of accounts receivable. Although the Company does not expect that these customers will fail to meet their obligations, the Company is potentially exposed to concentrations of credit risk if these customers failed to perform according to the terms of the contracts.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective asset as follows:

Computer equipment	3 years
Furniture and equipment	5 years
Leasehold improvements	Shorter of useful life or lease term

Expenditures for additions and betterments that extend the useful lives of equipment are capitalized and depreciated over the estimated remaining useful lives of the related assets. Expenditures for repairs and maintenance are charged to expense as incurred. Gains and losses on sales and retirements are reflected in income during the year of actual sale or retirement.

Intangible Assets

Internal use software is included in intangible assets and is amortized on a straight-line basis over three years. For the Company’s development costs related to its software development tools that enable it members and service providers to interact, the Company capitalizes costs incurred during the application development stage. Costs related to minor upgrades, minor enhancements and maintenance activities are expensed as incurred.

Long-lived assets

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, Property, Plant and Equipment, long-lived assets, such as equipment and leaseholds, and identified intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future undiscounted cash flows expected to be generated by an asset. For this test, assets are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the carrying amount of an asset grouping exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset grouping. Management determined that no impairment of long-lived assets existed as of June 17, 2015 and December 31, 2014.

Income Taxes

The Company accounts for income taxes using the liability method, under which deferred tax assets and liabilities are determined based on the future tax consequences attributable to differences between the financial reporting carrying amounts of existing assets and liabilities and their respective tax bases and tax credit and net operating loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to be in effect when the differences are expected to reverse.

The Company assesses likelihood that deferred tax assets will be recovered from future taxable income, and a valuation allowance is established when necessary to reduce deferred tax assets to amounts more likely than not expected to be realized.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Significant judgment is required to evaluate uncertain tax positions. The Company evaluates uncertain tax positions on a regular basis. The evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of audit and effective settlement of audit issues. The Company recognizes interest and penalties to uncertain tax positions in income tax expense. There were no interest and penalties recorded on uncertain tax positions for the periods from January 1, 2015 to June 17, 2015 and the six months ended June 30, 2014.

Stock-based Compensation

The Company accounts for service and performance stock options under the recognition and measurement provisions of ASC 718, Compensation - Stock Compensation.  This guidance requires that compensation cost relating to share-based payment transactions with service conditions be recognized in the financial statements. That cost is measured based on the fair value of the equity or liability instruments issued. The standard requires entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award and to recognize the cost over the period the employee is required to provide services for the award. The Company recognizes compensation expense under ASC 718 over the requisite service period using the straight-line method. The Company uses the Black-Scholes option-pricing model to estimate the fair value of its share-based payments for stock options with service conditions.

The accounting guidance requires that compensation cost for awards with performance conditions be recognized if and when the Company concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures. The Company is required to reassess the probability of vesting at each reporting period for awards with performance conditions and adjust compensation expense based on its probability assessment. In certain situations, a company may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs.

Warranties and Indemnification

The Company’s contracts generally includes certain provisions for mutual indemnification from damages, liabilities and expenses sustained in connection with the breach or performance of any of the obligations under such agreement. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the financial statements.  The Company has entered into service-level agreements with certain customers warranting defined levels of performance and response and permitting those customers to receive credits or refunds of amounts paid to the Company related to access subscription services in the event that we fail to meet those levels. To date, the Company has not experienced any significant failures to meet defined levels of performance and response as a result of those agreements, and accordingly, the Company has not accrued any liabilities in the financial statements.

The Company has also agreed to indemnify its directors and executive officers for liabilities, losses, or expenses reasonably incurred by such person in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as a director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company provides such indemnification through the Company’s certificate of incorporation and bylaws, and in some instances, indemnification agreements with directors and officers.

The Company maintains director and officer insurance coverage that would generally enable the Company to recover a portion of any future amounts paid. The Company may also be subject to indemnification obligation by law with respect to the actions of employees under certain circumstances and in certain jurisdictions.

3. Property and Equipment, net

Property and equipment, net consists of the following:

	June 17, 2015	December 31, 2014
Computer equipment and other	$52,797	$41,569
Furniture and equipment	24,164	24,164
Leasehold improvements	9,497	9,497
Total	86,458	75,230
Accumulated depreciation	(48,848)	(40,635)
Property and equipment, net	$37,610	$34,595

Depreciation expense for the periods from January 1, 2015 to June 17, 2015 and the six months ended June 30, 2014 was $8,213 and $4,119 respectively.

4. Lease Commitment

The lease on the Company’s office facilities expires in March 2016.  Rent expense for the periods from January 1, 2015 to June 17, 2015 and the six months ended June 30, 2014 was approximately $37,497 and $30,312, respectively. In connection with this lease, the Company has issued warrants to the lessor to purchase 17,604 shares of Class A Common Stock at a price of $0.001 per share. These warrants were exercised in April, 2015.

5. Intangible Assets, net

Intangible assets consist of the following at December 31:

Mobile Platform Costs

	June 17, 2015	December 31, 2014
Gross carrying amount	$176,776	$176,776
Accumulated amortization	(88,388)	(58,925)
Net carrying amount	$88,388	$117,851

The Mobile Platform has a useful life of 3 years. Amortization expense for the periods from January 1, 2015 to June 17, 2015 and the six months ended June 30, 2014 was

$29,463 for each period. The Company has not recognized any impairment losses as of June 17, 2015 and December 31, 2014.

6. Grant Income

In 2013, the Company received a grant from the state of Arizona for $250,000.  The grant was provided for costs to be incurred by the Company on mobile application and related technology including hiring of senior developer. As a condition of the grant if, the Company relocates any or all corporate facilities of the Company within three years of the effective date of the grant agreement, it shall repay the grant payment to the State of Arizona. The Company is recognizing this grant as other income over a three year period.

7. Income Taxes

The Company has no provision or benefit for income taxes for the six months ended June 17, 2015 and December 31, 2014.

Significant components of the Company’s deferred income taxes are shown below:

	June 17, 2015	December 31, 2014
Deferred tax assets:
Deferred revenue	$22,000	$37,000
Property and equipment	2,000	3,000
Intangibles	580,000	826,000
Stock compensation	457,000	138,000
Federal NOL carry forward	4,415,000	3,144,000
State NOL carry forward	487,000	348,000
Other	28,000	10,000
Total deferred tax assets	5,991,000	4,506,000
Less: valuation allowance	5,991,000	(4,506,000)
Net deferred tax assets	$—	$—

The Company has provided a full valuation allowance for the deferred tax assets at June 17, 2015 and December 31, 2014, due to the uncertainty surrounding the future realization of such assets. Therefore, no benefit has been recognized for the net operating loss carryforwards and other deferred tax assets.  The Company’s total valuation allowance increased by $1,485,000 during the period from January 1, 2015 to June 17, 2015.

The Company has available federal net operating loss carry-forwards of $9,247,000 at December 31, 2014 and $12,987,000 as June 17, 2015 which are available to offset future taxable income, if any. If not utilized, the federal net operating loss carryforwards begin to expire in 2030.

The Company’s ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the U.S. Internal Revenue Code of 1986 as amended. In the event the Company should experience an ownership change, as defined, utilization of the net operating loss carryforwards and tax credits could be limited. The Company’s 2010 to 2014 tax returns remain subject to examination by the IRS.

8. Stock-Based Compensation

The Company established the four separate equity incentive plans:  (a) 2009 Equity Incentive Plan — Plan A; (b) 2009 Equity Incentive Plan — Plan B; (c) 2010 Equity Incentive Plan — Plan A; and (d) 2010 Equity Incentive Plan — Plan B (collectively, the “Plans”).  Under the Plans, rights to exercise the options granted generally vest over a three-year period following the grant date so long as the recipient remains in continuous service to Company and have a contractual term of 10 years.  The terms provide for accelerated vesting upon a change of control of the Company and as a result of the Merger, the Company recorded the full amount of unvested stock based compensation in the income statement during the period ended June 17, 2015.

All stock-based payments to employees are measured based on the grant-date fair value of the awards and are recognized in the statement of operations over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award). The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model.

Given the absence of a public trading market, the board of directors considered recent sales of common stock to determine the fair value of the common stock at each grant date, as well as a recent third-party valuation.

The Company has also issued stock options to non-employees which are recognized as expense at fair value when the services are performed.  Non-employee options are included in the table below.

	Shares Available for Grant	Number of Shares Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life in Years
Balance at January 1, 2015	273,500	2,160,500	0.50	8.67
Stock option grants	2,134,000	600,000	0.59	9.65
Stock options exercised	—	—	—	—
Cancelled / forfeited	—	—
Balance at June 17, 2015	2,407,500	2,760,500	0.53	8.48

Vested as of June 17, 2015		2,760,500

Exercisable as of June 17, 2015		2,760,500

The total grant-date fair value of stock options granted during the periods from January 1, 2015 to June 17, 2015 and six months ended June 30, 2014 was $492,381 and $353,373, respectively.

The fair value of each option grant was estimated on the date of grant for employees and when the services were performed for non-employees using the Black-Scholes option-pricing model with the following assumptions and fair value per share:

	For the period from	For the six
	January 1, 2015 to	months ended
	June 17, 2015	June 30, 2014
Volatility	85.00%	85.00%
Expected life (in years)	7.00	7.00
Risk-free interest rate	1.78%	2.17%-2.71%
Dividend Yield	—	—
Fair value of underlying common stock	$.59	$.52

The assumptions used in the Black-Scholes option-pricing model were determined as follows:

Volatility.    Since there is no trading history for the Company’s common stock, the expected volatility was derived from the historical stock volatilities of several unrelated public companies within the industry that were considered to be comparable to the business over a period equivalent to the expected term of the stock option grants.

Expected life.    The expected term represents the period that the stock-based awards are expected to be outstanding.

Risk-free interest rate.    The risk-free rate used is based on U.S. Treasury zero-coupon issues with terms similar to the expected term on the options.

Dividend yield.    No cash dividends have been declared or paid and the Company does not plan to pay cash dividends in the foreseeable future; therefore, the Company used an expected dividend yield of zero.

Total compensation cost charged as an expense for stock based awards, including stock options recognized in the components of operating expenses are as follows:

	For the period from	For the six
	January 1, 2015 to	months ended
	June 17, 2015	June 30, 2014
Cost of sales	$116,298	$3,364
Advertising and marketing	87,634	3,583
Selling expenses	167,068	11,173
Technology and development	125,699	40,573
General and administrative	338,195	1,210,783
Total	$834,894	$1,269,476

In 2014, the Company also issued 2,110,000 shares of common stock to certain key executives in exchange for previously held stock options. This resulted in approximately $1,100,000 of additional stock-based compensation expense.

In 2014, the Company granted a board member a bonus, in lieu of requiring a cash payment, to exercise 58,500 options.

9. Common Stock

At June 17, 2015 and December 31, 2014, there were 32,000,000 shares of common stock, par value of $0.001 (“Common Stock”) authorized, of which 2,244,367 and 2,226,767 shares were issued and outstanding as of June 17, 2015 and December 31, 2014, respectively. The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the preferences that may be applicable to any then-outstanding preferred stock, the holders of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon the liquidation, dissolution, or winding up of the Company, after payment of all debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding, the holders of Common Stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption, or conversion rights

10. Convertible Preferred Stock — Series A

At June 17, 2015 and December 31, 2014, there were 23,000,000 shares of Series A Convertible Preferred Stock, par value of $0.001 (“Series A Preferred”) authorized, of which 22,602,794 shares were issued and outstanding at June 17, 2015 and December 31, 2014. The Series A Preferred have an aggregate liquidation preference of approximately $0.9176 per Series A Preferred share. The Series A Preferred are convertible into common shares, at the option of the holder, at the conversion rate in effect at the time multiplied by the number of Series A Preferred being converted as defined in the Series A Preferred agreement (one-to-one at December 31, 2014).  Each share of Series A Preferred will convert automatically into shares of Common Stock, at the conversion rate in effect at the time, upon (a) the closing of a Qualified Public Offering (as defined), or (b) the date specified by unanimous vote or consent of the Key Investors (as defined).  Holders of Series A Preferred are entitled to one vote per share, on an as-if-converted to Common Stock basis. The holders of Series A Preferred are also entitled to dividends, when, as, and if declared by the Board of Directors, at a rate determined by the Board of Directors, payable in preference and priority to any payment of any cash dividend on Common Stock. The dividends on Series A Preferred will not accrue and are not cumulative. Upon the liquidation, dissolution, or winding up of the Company, and after the receipt of the liquidation preference, the holders of Series A Preferred will not participate further in the assets then remaining for distribution and all remaining assets available for distribution, if any, will be distributed among the holders of Common Stock on a pro-rata basis.

One holder of Series A Preferred will have the right, upon the occurrence of certain events, to redeem up to 4,469,528 shares of Series A Preferred at a price equal to the fair market value of such Series A Preferred on the date such redemption notice is delivered.  If such redemption notice is received, the Company will have the obligation to redeem the shares of Series A Preferred from such holder in three equal annual installments, commencing on the one year anniversary date of the redemption date.  The right to request redemption of the shares of Series A Preferred is not transferrable by the holder.

Recapitalization

In connection with the issuance of Series A Preferred Stock discussed above, each holder of Company’s Class A Common Stock immediately prior to the Series A Preferred Stock issuance was offered the right to exchange each share of Class A Common Stock for one share of Company’s Series A Preferred Stock. At the same time, the Company issued 2,110,000 shares of its common stock to certain key executives as discussed in Note 8.

11. Commitments and Contingencies

At June 17, 2015 there were no claims or legal actions which, in management’s opinion, are expected to have a material adverse effect upon the Company’s financial position, results of operations or cash flows.

The Company has entered into several employment agreements with key employees which if terminated without cause require payment of six months’ salary as severance.

12. Contract Termination Expense

In May 2015, the Company signed a settlement and release agreement with a previous professional service provider to terminate the Company’s obligations to pay a bonus fee based on the Company’s future retained earnings and per member visit revenue payments to the service provider.  As a result of these terminations, the Company is required to pay an amount of $190,000.  In addition, the Company entered into a termination agreement with a related party and is required to pay $441,080 as further discussed in Note 14.

13. Merger Expenses

During 2015, in relation to the merger agreement with Teladoc, Inc, the Company incurred legal expenses amounting to $250,000 which are included in accounts payable at the period end. In addition, the Company incurred investment-banking charges amounting $930,000 which are included in accrued liabilities at the period end.

14. Related Party Transactions

For the period from January 17, 2015 to June 17, 2015, revenue includes $120,789, cost of revenue includes $451,502 and general and administrative expenses include $60,000 of expenses from significant shareholders and their affiliates. For the six months ended June 30, 2014, revenue includes $40,582, and cost of revenue includes $132,262 expenses from significant shareholders and their affiliates.

The Company had notes receivable from certain key executives of $21,100 as of June 30, 2014. Notes receivable carried interest at the rate of 3% per annum. These notes receivable and related interest were forgiven by the board in connection with the merger transaction.

In January 2015, the Company entered into an agreement with a professional services provider, a significant shareholder, and its affiliates to terminate the Company’s obligation to pay future bonuses or share of the Company’s retained profits to the service provider. As a result of these terminations, the Company is required to pay $441,080. Under the amendment agreement, the Company is also obligated to reimburse the service provider for certain state licensing, credentialing, and other expenses necessary to permit participation in the programs offered by the Company.

15. Subsequent Events

Subsequent events were evaluated through August 12, 2015 which is the date the financial statements were available to be issued.

Stat Health Services, Inc.

Financial Statements

As of December 31, 2014 and

for the year ended December 31, 2014

Report of Independent Auditors

To the Board of Directors and Stockholders of

Stat Health Services Inc.

We have audited the accompanying financial statements of Stat Health Services Inc. (the Company) which comprise the balance sheet as of December 31, 2014, and the related statements of operations, changes in convertible preferred stock and stockholders’ deficit and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stat Health Services Inc. at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

Stat Health Services Inc.’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has losses from operations that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Denver, Colorado

June 5, 2015

STAT HEALTH SERVICES INC.

Balance Sheet

December 31, 2014
Assets
Cash and cash equivalents	$1,508,819
Accounts receivable	193,240
Accounts receivable from significant shareholders and affiliates	34,358
Prepaid expenses and other current assets	6,726
Total current assets	1,743,143
Property and equipment, net	34,595
Intangible assets, net	117,851
Notes receivable from employees	21,100
Other assets	7,877
Total assets	$1,924,566
Liabilities, convertible preferred stock and stockholders’ deficit
Accounts payable	$208,247
Accounts payable to significant shareholders and affiliates	155,072
Accrued expenses	38,326
Deferred income	170,087
Total current liabilities	571,732
Commitments and Contingencies
Convertible Preferred Stock-Series A—$0.001 par value, 23,000,000 shares authorized and 22,602,794 shares issued and outstanding	17,637,905
Stockholders’ deficit
Common Stock—$0.001 par value, 32,000,000 shares authorized and 2,226,767 shares issued and outstanding	2,227
Additional paid-in capital	2,903,583
Accumulated deficit	(19,190,881)
Total stockholders’ deficit	(16,285,071)
Total liabilities, convertible preferred stock and stockholders’ deficit	$1,924,566

See accompanying notes to audited financial statements.

STAT HEALTH SERVICES INC.

Statement of Operations

For the year ended December 31, 2014

Revenue	$2,317,417
Cost of revenue	460,778
Gross profit	1,856,639
Operating expenses:
Marketing and advertising	481,689
Selling expenses	1,063,723
Technology and development	1,010,862
General and administrative	2,546,865
Depreciation and amortization	80,905
Loss from operations	(3,327,405)
Other income (expense)
Grant income	83,333
Interest income	1,830
Interest expense	(1,447)
Net loss before taxes	(3,243,689)
Income taxes	—
Net loss	$(3,243,689)

See accompanying notes to audited financial statements.

STAT HEALTH SERVICES INC.

Statement of Changes in Convertible Preferred Stock and Stockholders’ Deficit

For the year ended December 31, 2014

	Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2014	—	$—	18,191,533	$18,191	$10,683,623	$(10,985,040)	$(283,226)
Issuance of Common Stock	—	—	2,110,000	2,110	18,990	—	21,100
Issuance of Convertible Stock Preferred Stock	4,469,528	3,438,107	—	—	—	—	—
Exchange of Common Stock to Convertible Preferred Stock	18,133,266	14,199,798	(18,133,266)	(18,133)	(9,219,513)	(4,962,152)	(14,199,798)
Stock option exercise	—	—	58,500	59	29,191	—	29,250
Stock-based compensation	—	—	—	—	1,391,292	—	1,391,292
Net loss	—	—	—	—	—	(3,243,689)	(3,243,689)
Balance, December 31, 2014	22,602,794	$17,637,905	2,226,767	$2,227	$2,903,583	$(19,190,881)	$(16,285,071)

See accompanying notes to audited financial statements.

STAT HEALTH SERVICES INC.

Statement of Cash Flows

For the year ended December 31, 2014

Cash flows used in operating activities
Net loss	$(3,243,689)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	80,905
Stock-based compensation	1,391,292
Changes in operating assets and liabilities:
Accounts receivable	(89,251)
Prepaid expenses and other current assets	(3,419)
Other assets	17,533
Accounts payable	52,383
Accrued expenses	(109,760)
Deferred income	(163,371)
Net cash used in operating activities	(2,067,377)
Cash flows used in investing activities
Purchase of property and equipment	(33,747)
Cash flows from financing activities
Proceeds from issuance of convertible preferred stock	3,438,107
Net increase in cash and cash equivalents	1,336,983
Cash and cash equivalents, beginning of year	171,836
Cash and cash equivalents, end of year	$1,508,819
Supplemental cash flow information:
Cash paid for interest	$1,447

See accompanying notes to audited financial statements.

STAT HEALTH SERVICES INC.

Notes to Audited Financial Statements

1. Nature of Business

Stat Health Services Inc. (the “Company”) is a Delaware corporation that provides telehealth services to clients and their customers.

The Company has incurred a net loss of $3,243,689 for the year ended December 31, 2014, and the accumulated deficit is $19,190,881 as of December 31, 2014. In addition, net cash flows used in operations were $2,067,377 for the year ended December 31, 2014. The Company’s ability to continue operations and fund its expenditures is dependent on continued ongoing contributions and support of the existing shareholders, further investments from outside investors or a sale of the Company. There can be no assurance the Company will be able to obtain additional funding.

The Company executed an Agreement and Plan of Merger dated as of May 22, 2015, providing for the merger of the Company into a wholly owned subsidiary of Teladoc, Inc. (“Teladoc”). Upon the effective date of the merger, the Company will merge with and into a wholly owned subsidiary of Teladoc, which subsidiary will continue as the surviving corporation of the merger and the separate existence of the Company will cease.

2. Summary of Significant Accounting Policies

Basis of Preparation

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could be material to the financial position and results of operations. Significant estimates and assumptions affect the allowance for doubtful accounts, the carrying value, capitalization and amortization of software and website development costs, warrants, and the value attributed to stock options.

Revenue Recognition

The Company provides tele-health services to its customers. The Company recognizes a substantial portion of its revenue from contracts that provide clients with subscription access to the Company’s professional provider network of physicians for a fixed monthly fee which entitles the client’s members to consultations with physicians (“visits”) for a per visit fee. The contracts are generally for a one to two year term and automatically renew for additional years.

The Company recognizes revenue for the subscription access service on the date that the services are made available to the client and its members, which is considered the implementation date, provided all of the following criteria are met:

•                  there is an executed subscription agreement;

•                  the member has access to the services;

•                  collection of fees is reasonably assured; and

•                  the amount of fees to be paid by the client and member is fixed and determinable.

Any consultation revenue that is not included in the subscription access service is recognized when the service has been provided to the member by the physician.

Costs of Revenue

Costs of revenue primarily consist of fees paid to the physician network providers and direct costs incurred in connection with the provider network operations.

Marketing and Advertising Expenses

Marketing and advertising costs are expensed as incurred. For the year-ended December 31, 2014 market and advertising expenses were $267,577.

Selling Expenses

Selling expenses consist principally of sales commissions, employee-related cost and travel.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less from the date of purchase. Cash and cash equivalents generally consist of investments in money market funds and are stated at fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified. Management determined no allowance was necessary at December 31, 2014.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable. At times, the Company’s deposits in banks may exceed federally insured limits. In addition, other cash equivalents may expose the Company to certain credit risks. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk. The Company assesses the creditworthiness of its customers before extending credit. Accounts receivable are written off only when all efforts to collect the accounts have been exhausted.

Two customers represented approximately 22% and 11%, respectively, of total revenue for the year ended December 31, 2014. One of these customers accounted for approximately 11% of accounts receivable at December 31, 2014. Although the Company does not expect that these customers will fail to meet their obligations, the Company is potentially exposed to concentrations of credit risk if these customers failed to perform according to the terms of the contracts.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective asset as follows:

Computer equipment	3 years
Furniture and equipment	5 years
Leasehold improvements	Shorter of useful life or lease term

Expenditures for additions and betterments that extend the useful lives of equipment are capitalized and depreciated over the estimated remaining useful lives of the related assets. Expenditures for repairs and maintenance are charged to expense as incurred. Gains and losses on sales and retirements are reflected in income during the year of actual sale or retirement.

Intangible Assets

Internal use software is included in intangible assets and is amortized on a straight-line basis over three years. For the Company’s development costs related to its software development tools that enable it members and service providers to interact, the Company capitalizes costs incurred during the application development stage. Costs related to minor upgrades, minor enhancements and maintenance activities are expensed as incurred.

Long-lived Assets

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, Property, Plant and Equipment, long-lived assets, such as equipment and leaseholds, and identified intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future undiscounted cash flows expected to be generated by an asset. For this test, assets are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the carrying amount of an asset grouping exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset grouping. Management determined that no impairment of long-lived assets existed as of December 31, 2014.

Income Taxes

The Company accounts for income taxes using the liability method, under which deferred tax assets and liabilities are determined based on the future tax consequences attributable to differences between the financial reporting carrying amounts of existing assets and liabilities and their respective tax bases and tax credit and net operating loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to be in effect when the differences are expected to reverse.

The Company assesses likelihood that deferred tax assets will be recovered from future taxable income, and a valuation allowance is established when necessary to reduce deferred tax assets to amounts more likely than not expected to be realized.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Significant judgment is required to evaluate uncertain tax positions. The Company evaluates uncertain tax positions on a regular basis. The evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of audit and effective settlement of audit issues. The Company recognizes interest and penalties to uncertain tax positions in income tax expense. There were no interest and penalties recorded on uncertain tax positions for the year-ended December 31, 2014.

Stock-based Compensation

The Company accounts for service and performance stock options under the recognition and measurement provisions of ASC 718, Compensation—Stock Compensation. This guidance requires that compensation cost relating to share-based payment transactions with service conditions be recognized in the financial statements. That cost is measured based on the fair value of the equity or liability instruments issued. The standard requires entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award and to recognize the cost over the period the employee is required to provide services for the award. The Company recognizes compensation expense under ASC 718 over the requisite service period using the straight-line method. The Company uses the Black-Scholes option-pricing model to estimate the fair value of its share-based payments for stock options with service conditions.

The accounting guidance requires that compensation cost for awards with performance conditions be recognized if and when the Company concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures. The Company is required to reassess the probability of vesting at each reporting period for awards with performance conditions and adjust compensation expense based on its probability assessment. In certain situations, a company may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs.

Warranties and Indemnification

The Company’s contracts generally includes certain provisions for mutual indemnification from damages, liabilities and expenses sustained in connection with the breach or performance of any of the obligations under such agreement. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the financial statements. The Company has entered into service-level agreements with certain customers warranting defined levels of performance and response and permitting those customers to receive credits or refunds of amounts paid to the Company related to access subscription services in the event that we fail to meet those levels. To date, the Company has not experienced any significant failures to meet defined levels of performance and response as a result of those agreements, and accordingly, the Company has not accrued any liabilities in the financial statements.

The Company has also agreed to indemnify its directors and executive officers for liabilities, losses, or expenses reasonably incurred by such person in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as a director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company provides such indemnification through the Company’s certificate of incorporation and bylaws, and in some instances, indemnification agreements with directors and officers. The Company maintains director and officer insurance coverage that would generally enable the Company to recover a portion of any future amounts paid. The Company may also be subject to indemnification obligation by law with respect to the actions of employees under certain circumstances and in certain jurisdictions.

3. Property and Equipment, Net

Property and equipment, net consists of the following:

December 31, 2014
Computer equipment	$41,569
Furniture and equipment	24,164
Leasehold improvements	9,497
Total	75,230
Accumulated depreciation	(40,635)
Property and equipment, net	$34,595

Depreciation expense for the year ended December 31, 2014 was $21,980.

4. Lease Commitment

The lease on the Company’s office facilities expires in March 2016. Rent expense for the year ended December 31, 2014 was approximately $60,350. In connection with this lease, the Company has issued warrants to the lessor to purchase 17,604 shares of Class A Common Stock at a price of $0.001 per share. These warrants were exercised in April, 2015.

5. Intangible Assets, Net

Intangible assets consist of the following at December 31:

		2014
	Average Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Mobile Platform Costs	3	$176,776	$(58,925)	$117,851

Amortization expense for the year ended December 31, 2014 was $58,925. Estimated aggregate amortization expense is $58,925 for each year ending December 31, 2015 and 2016. The Company has not recognized any impairment losses as of December 31, 2014.

6. Grant Income

In 2013, the Company received a grant from the state of Arizona for $250,000. The grant was provided for costs to be incurred by the Company on mobile application and related technology including hiring of senior developer. As a condition of the grant if, the Company relocates any or all corporate facilities of the Company within three years of the effective date of the grant agreement, it shall repay the grant payment to the State of Arizona. The Company is recognizing this grant as other income over a three year period.

7. Income Taxes

The Company has no provision or benefit for income taxes for year-ended December 31, 2014.

Significant components of the Company’s deferred income taxes as of December 31, 2014 are shown below:

Deferred tax assets:
Deferred revenue	$37,000
Property and equipment	3,000
Intangibles	826,000
Stock compensation	138,000
Federal NOL carry forward	3,144,000
State NOL carry forward	348,000
Other	10,000
Total deferred tax assets	4,506,000
Less: valuation allowance	(4,506,000)
Net deferred tax assets	$—

The Company has provided a full valuation allowance for the deferred tax assets at December 31, 2014, due to the uncertainty surrounding the future realization of such assets. Therefore, no benefit has been recognized for the net operating loss carryforwards and other deferred tax assets. The Company’s total valuation allowance increased by $506,000 during the period.

The Company has available net operating loss carry-forwards of $9,247,000 which are available to offset future taxable income, if any. If not utilized, the federal net operating loss carryforwards begin to expire in 2030.

The Company’s ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the U.S. Internal Revenue Code of 1986 as amended. In the event the Company should experience an ownership change, as defined, utilization of the net operating loss carryforwards and tax credits could be limited.

The Company’s 2010 to 2013 tax returns remain subject to examination by the IRS.

8. Stock-Based Compensation

The Company established the four separate equity incentive plans: (a) 2009 Equity Incentive Plan—Plan A; (b) 2009 Equity Incentive Plan—Plan B; (c) 2010 Equity Incentive Plan—Plan A; and (d) 2010 Equity Incentive Plan—Plan B (collectively, the “Plans”). Under the Plans, rights to exercise the options granted generally vest over a three-year period following the grant date so long as the recipient remains in continuous service to Company and have a contractual term of 10 years. The terms of the options provide for accelerated vesting upon a change in control of Company in the event a successor company refuses to assume or substitute the term of the options.

All stock-based payments to employees are measured based on the grant-date fair value of the awards and are recognized in the statement of operations over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award). The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model.

Given the absence of a public trading market, the board of directors considered recent sales of common stock to determine the fair value of the common stock at each grant date, as well as a recent third-party valuation.

The Company has also issued stock options to non-employees which are recognized as expense at fair value when the services are performed. Non-employee options are included in the table below.

	Shares Available for Grant	Number of Shares Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life in Years
Balance at January 1, 2014	174,750	3,325,250	0.50	7.74
Stock option grants	(2,204,000)	1,196,500	0.52	9.45
Stock options exercised	—	(58,500)	0.52	—
Cancelled / forfeited	2,302,750	(2,302,750)
Balance at December 31, 2014	273,500	2,160,500	0.52	8.67
Vested or expected to vest December 31, 2014		2,160,500
Exercisable as of December 31, 2014		611,114

The total grant-date fair value of stock options granted during the year ended December 31, 2014 was $492,381. The total grant-date fair value of stock options vested during the year ended December 31, 2014 was $287,483. The total intrinsic value of the options exercised during the year ended December 31, 2014 was $29,250. The intrinsic value is the difference of the current fair value of the stock and the exercise price of the stock option.

The fair value of each option grant was estimated on the date of grant for employees and when the services were performed for non-employees using the Black-Scholes option-pricing model with the following assumptions and fair value per share:

Volatility	85.00%
Expected life (in years)	7.00
Risk-free interest rate	2.17% — 2.71%
Dividend yield	—
Fair value of underlying common stock	$.52

The assumptions used in the Black-Scholes option-pricing model were determined as follows:

Volatility.  Since there is no trading history for the Company’s common stock, the expected volatility was derived from the historical stock volatilities of several unrelated public companies within the industry that were considered to be comparable to the business over a period equivalent to the expected term of the stock option grants.

Expected life.  The expected term represents the period that the stock-based awards are expected to be outstanding.

Risk-free interest rate.  The risk-free rate used is based on U.S. Treasury zero-coupon issues with terms similar to the expected term on the options.

Dividend yield.  No cash dividends have been declared or paid and the Company does not plan to pay cash dividends in the foreseeable future; therefore, the Company used an expected dividend yield of zero.

Total compensation cost charged as an expense for stock based awards, including stock options recognized in the components of operating expenses are as follows:

Cost of sales	$28,119
Advertising and marketing	19,714
Selling expenses	35,726
Technology and development	83,171
General and administrative	1,224,562
Total	$1,391,292

As of December 31, 2014, the Company had $481,520 in unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted average period of approximately 1.7 years.

In 2014, the Company also issued 2,110,000 shares of common stock to certain key executives in exchange for previously held stock options. This resulted in approximately $1,100,000 of additional stock-based compensation expense.

In 2014, the Company granted a board member a bonus, in lieu of requiring a cash payment, to exercise 58,500 options.

9. Common Stock

At December 31, 2014, there were 32,000,000 shares of common stock, par value of $0.001 (“Common Stock”) authorized, of which 2,226,767 shares were issued and outstanding. The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the preferences that may be applicable to any then-outstanding preferred stock, the holders of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon the liquidation, dissolution, or winding up of the Company, after payment of all debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding, the holders of Common Stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption, or conversion rights

10. Convertible Preferred Stock—Series A

At December 31, 2014, there were 23,000,000 shares of Series A Convertible Preferred Stock, par value of $0.001 (“Series A Preferred”) authorized, of which 22,602,794 shares were issued and outstanding. The Series A Preferred have an aggregate liquidation preference of approximately $0.9176 per Series A Preferred share. The Series A Preferred are convertible into common shares, at the option of the holder, at the conversion rate in effect at the time multiplied by the number of Series A Preferred being converted as defined in the Series A Preferred agreement (one-to-one at December 31, 2014). Each share of Series A Preferred will convert automatically into shares of Common Stock, at the conversion rate in effect at the time, upon (a) the closing of a Qualified Public Offering (as defined), or (b) the date specified by unanimous vote or consent of the Key Investors (as defined). Holders of Series A Preferred are entitled to one vote per share, on an as-if-converted to Common Stock basis. The holders of Series A Preferred are also entitled to dividends, when, as, and if declared by the Board of Directors, at a rate determined by the Board of Directors, payable in preference and priority to any payment of any cash dividend on Common Stock. The dividends on Series A Preferred will not accrue and are not cumulative. Upon the liquidation, dissolution, or winding up of the Company, and after the receipt of the liquidation preference, the holders of Series A Preferred will not participate further in the assets then remaining for distribution and all remaining assets available for distribution, if any, will be distributed among the holders of Common Stock on a pro-rata basis.

One holder of Series A Preferred will have the right, upon the occurrence of certain events, to redeem up to 4,469,528 shares of Series A Preferred at a price equal to the fair market value of such Series A Preferred on the date such redemption notice is delivered. If such redemption notice is received, the Company will have the obligation to redeem the shares of Series A Preferred from such holder in three equal annual installments, commencing on the one year anniversary date of the redemption date. The right to request redemption of the shares of Series A Preferred is not transferrable by the holder.

Recapitalization

In connection with the issuance of Series A Preferred Stock discussed above, each holder of Company’s Class A Common Stock immediately prior to the Series A Preferred Stock issuance was offered the right to exchange each share of Class A Common Stock for one share of Company’s Series A Preferred Stock. At the same time, the Company issued 2,110,000 shares of its common stock to certain key executives as discussed in Note 8.

11. Commitments and Contingencies

At December 31, 2014 there were no claims or legal actions which, in management’s opinion, are expected to have a material adverse effect upon the Company’s financial position, results of operations or cash flows.

The Company has entered into several employment agreements with key employees which if terminated without cause require payment of six months’ salary as severance.

12. Related Party Transactions

For the year-ended December 31, 2014, revenue includes $136,237, cost of revenue includes $390,842 and general and administrative expenses includes $60,000 of expenses from significant shareholders and their affiliates. The balance sheet reflects $34,358 of accounts receivables from and $155,072 accounts payable to significant shareholders and their affiliates as of December 31, 2014.

The Company has notes receivable from certain key executives of $21,100 as of December 31, 2014. Notes receivable carry interest at the rate of 3% per annum and shall be due and payable upon the earlier of i) February 27, 2019 and ii) a liquidation event as defined in the notes receivable agreements or sale of common stock by the executives.

13. Subsequent Events

Subsequent events were evaluated through June 5, 2015, which is the date the financial statements were available to be issued.

Subsequent to the year end, the Company signed an amendment agreement with a professional services provider, a significant shareholder, and its affiliates to terminate the Company’s obligation to pay future bonuses or share of the Company’s retained profits to the service provider. As a result of these terminations, the Company is required to pay an amount of $441,080 in twelve equal installments starting from earlier of i) completion of the Company’s Series B financing, if any and ii) September 1, 2015. The amount becomes due and payable as lump sum if the Company is acquired or there is a change in control. Under the amendment agreement, the Company is also obligated to reimburse the service provider for future certain state licensing, credentialing, and other expenses necessary to permit participation in the programs offered by the Company.

Subsequent to the year end, the Company signed a settlement and release agreement with a previous professional service provider to terminate the Company’s obligations to pay bonus fee based on the Company’s future retained earnings and per member visit revenue payments to the service provider. As a result of these terminations, the Company is required to pay an amount of $190,000 within 30 days of any equity financing of the Company and not later than 90 days of the agreement date.